June 17, 2005


By facsimile to (702) 796-7181 and U.S. Mail


Mr. Douglas H. Caszatt
Acting Chief Financial Officer, Secretary, and Controller
VendingData Corporation
6830 Spencer Street
Las Vegas, NV 89119

RE:	VendingData Corporation
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed June 1, 2005
	File No. 333-123401

Dear Mr. Caszatt:

	We reviewed the filing and have the comments below.

Selling Stockholders

1. Refer to prior comment 2. If the persons identified in footnotes
1-14 share voting and investment control over the securities held by the beneficial owner, you must identify the persons with whom they share voting and investment control because those persons also would be beneficial owners with the meaning of Rule 13d-3. Alternatively, if the persons identified in footnotes 1-14 have sole voting and investment control over the securities held by the beneficial owner, indicate that the identified persons have sole voting and investment control.

2. Refer to prior comment 5. The disclosure on page 18 is unclear whether the selling stockholders who are broker dealer affiliates purchased in the ordinary course of business the securities that they are selling. Likewise, the disclosure on page 18 is unclear whether the selling stockholders who are broker dealer affiliates had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.
Please
revise.

Exhibit 5.1

3. Delete the statement that counsel assumes that a sufficient number of shares will be authorized and available for issuance.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since VendingData and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If VendingData requests acceleration of the registration statement`s effectiveness, VendingData should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve VendingData from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* VendingData may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Michael J. Bonner, Esq.
	Robert C. Kim, Esq.
	Kummer Kaempfer Bonner & Renshaw
	3800 Howard Hughes Parkway, 7th Floor
	Las Vegas, NV 89109



Mr. Douglas H. Caszatt
June 17, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE